Frascona, Joiner, Goodman and Greenstein, P.C.

4750 Table Mesa Drive

Boulder, CO 80305

Ph: (303) 494-3000

Fax: (303-494-6309

March 17, 2010

Jennifer Thompson

Lisa Sellars

Accounting Chief Branch

Division of Corporate Finance

Securities and Exchange Commission

100 F Street, N.E., Stop 3561

Washington, D.C. 20549

Re:

China Linen Textile Industry, Ltd.

Form 20-F/A for the year ended December 31, 2008

Filed July 30, 2009

Form 20-F/A Shell Company Report

Filed July 14, 2009

File No. 0-51625

Dear Ms Thompson and Ms. Sellars:

On behalf of China Linen Textile Industry, Ltd., a Cayman Islands, B.W.I. corporation (the “Company”), enclosed please find our responses to your comment letter dated February 19, 2010.

Form 20-F/A for the Fiscal Year Ended December 31. 2008

Item 5. Operating and Financial Review and Prospects, Page 16

D. Trend Information, page 19

1.

Your response to comment seven in our letter dated September 1, 2009 appears to indicate that you do not expect the loan defaults that occurred in 2007 to recur in the future. This response does not explain clearly why the required disclosures under Trend Information are not applicable to your company- Under this item, you should identify the most significant recent trends in production, sales and inventory, the state of the order book and costs and selling prices since the latest financial year. You should also discuss any known trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on the company’s net sales or revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition. Refer to Item 5.ID of Form 20-F, and advise If you believe this information has been disclosed elsewhere within Item 5, please tell us where it is disclosed, and revise your filing to indicate to readers where it is disclosed.

Response:

The disclosures under Trend Information will be revised as follows:

Company management is not aware of any known trends, uncertainties, demands, commitments or events which it believes are reasonably likely to have a material effect on the company’s net sales or revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition.  Management believes that production costs will decline in 2009 as a result of a decrease in the cost of raw materials. The Company plans to increase its production capacity for certain unique products it owns. In conjunction with the increase in production capacity, management expects total sales and sales prices to increase in 2009, as compared to 2008.  As a result, gross margins and net margins are both also expected to increase in 2009 as compared to 2008.

Item 17 Financial Statements, page 34

Report of the Independent Registered Public Accounting Firm. page 40

2.

Please confirm to us that your auditors, UHY Vocation HK CPA Limited, applied Appendix K of SECPS §1000.45 to the filing- Please also provide us the name of the audit firm’s designated filing reviewer that the staff may contact with any questions concerning the application of those policies and procedures to the Form 20-F.  Refer to PCAOB Interim Standards 3400T.

Response:

Our auditor, UHY Vocation HK CPA Limited has applied Appendix K of SECPS §1000.45.

UHY LLP Certified Public Accountants located at New York is our auditor’s designated filing reviewer.

Consolidated Statements of Changes in Shareholders’ Equity, page 44

3.

We read your response to comment 12 from our letter dated September 1, 2009. Please explain to us in more detail your statement that there will be no difference in equity prior to or after the merger. In this regard, it appears to us that under a reverse recapitalization you would have different amounts of shares outstanding at each year end than are currently presented in your financial statements, which would result in different earnings per share for each year Please provide us with your calculation of earnings per share for each period under a reverse recapitalization to demonstrate to us that there is no material difference.

Response:

Our consolidated financial statements have been prepared as a continuation of the consolidated financial statements of Bright and as if the share exchange transaction between China Linen and Bright occurred as of January 1, 2007, with China Linen as the reporting entity.  Therefore, despite the fact that the share exchange transaction is accounted for as a reverse acquisition from an accounting perspective, on our basis of consolidation, the number of issued shares and issued share capital (i.e. 20,100,003 and USD 40,300, respectively) referred to China Linen as at the balance sheet dates of both 2007 and 2008. Therefore, our calculation of earnings per share is based on 20,100,003 shares for both years ended December 31, 2007 and 2008.

Notes to consolidated Financial Statements, page 46

Note 2— Information of the Company, page 46

4.

We read your response to comment 14 from our letter dated September 1, 2009. We are not in a position to agree with your statement that it is appropriate under US GAAP to present audited financial statements reflecting the reverse merger with Bright as if it occurred on January 1, 2001- Please show us what the financial statements would look like if they properly reflected the merger occurring on July 9, 2008 to support your conclusion that there would be no material difference to the financial statements for 2007 and 2008. If you can demonstrate to us that there is no material difference, you should revise your disclosure under the heading “Basis of Consolidation” to remove any reference to reflecting the merger with Bright as if it occurred on January 1, 2007.

Response:

There will be no significant difference on the consolidated financial statements for the years ended December 31, 2007 and 2008 should the financials of China Linen be consolidated with effect from the merger date, i.e. July 9, 2008 as China Linen was only a shell company with no operation nor significant assets or liabilities in both years.  The net assets and net loss of China Linen amounted to approximately USD 182,000 and USD 66,000 respectively for the year ended December 31, 2007 while there was net loss of USD 56,000 for the year ended December 31, 2008 which represented the general and administrative expenses as incurred after the merger date.  There was no turnover for China Linen in both years.

Note 23 - Income Tax, page 64

5.

We note your response to comment 15 from our letter dated September 1, 2009. Based on your response, we understand your disclosure that “the Company has incurred operating losses since inception and no provision for income taxes is required” relates solely to the parent company, China Linen, rather than the consolidated group whose financial statements are presented. If our understanding is correct, please revise your disclosure to clarify this matter to your readers and to indicate clearly that the recorded provision for income taxes seen in the consolidated financial statements is related to Lanxi Sunrise, your operating subsidiary.

Response:

We will revise our disclosure to clarify the matter accordingly in our revised report.

Form 20-F/A Filed July 14, 2009

6.

We note your response to the second bullet point of comment 16 from our letter dated September 1, 2009. Since Exchange Act Rule I 3a-l 9 required you to file a Form 20-F within four business days of your reverse merger with Bright that included audited financial statements of Lanxi Sunrise or Bright as the new reporting company, and since the merger occurred in July 2008, it appears that you should have filed three years of audited financial statements for Lanxi Sunrise or Bright in July 2008 to comply with this Rule and Item 8.A.2. of Form 20-F. Providing audited financial statements for the year ended December 31, 2008 within your Form 20-F filed in July 2009 does not meet the requirement of the Rule to provide these audited financial statements within four business days of the merger, which occurred in July 2008. Providing the audited financial statements required by this Rule after their due date does not relieve you of the need to provide the same information as would have been included had you provided the audited financial statements in a timely manner. Therefore, it remains unclear to us why this amended Form 20-F did not include audited financial statements for the three years ended December 31, 2007. Please advise or revise.

Response:

Audited financial statements of Lanxi Sunrise for its fiscal year ended December 31, 2005 will be included in the amended 20-F.  As a result, the amended 20-F will include audited financial statements of Lanxi Sunrise for its fiscal years ending December 31, 2005, 2006 and 2007.

Attached to this correspondence, please find an acknowledgement by the Company whereby the Company acknowledges that:

•

the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

the Company may not assert staff comments as a defense in any proceeding initiated by the Commission  or any person under the federal securities laws of the United States.

Please feel free to contact me with any questions relating to the foregoing information.  Thank you for your time and assistance with this matter.

FRASCONA JOINER GOODMAN AND GREENSTEIN, P.C.

By: /s/ Gary S. Joiner, Esq.

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